What's your Bear Fight?

Bear Fight Whiskey

With award-winning depth, national traction, and celebrity backing from Seth MacFarlane and Gabriel Macht, it's whiskey with bite and bragging rights.

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$100.00	$200.00
Share Price	Min Investment

SEC Filings   Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


What's Your Bear Fight?

Opportunity

American whiskey is shifting beyond legacy bourbon and Scotch towards premium, culturally relevant brands.

Bear Fight sits at the center of that shift.

Already one of the top-selling American Single Malts in the U.S., Bear Fight combines award-winning liquid, national distribution, and authentic partners who actively build the brand. The opportunity now is to scale awareness and distribution while the category remains early and fragmented.

This raise supports disciplined growth and deeper owner participation without compromising what made the brand work.

Our Vision

Bear Fight is building the most culturally relevant American whiskey brand of this decade. We believe enduring spirits brands are built on three fundamentals. Active partners like Gabriel Macht are true fans of the product, bringing long-term credibility and awareness. This foundation allows Bear Fight to grow with owners and ambassadors, not behind closed doors, turning every bottle into part of a larger movement. Award Winning: 96-point critic scores, double gold medals Strong consumer demand: 300+ national retail placements

1. Award Winning: 96 point critic scores, double gold medals.

2. Strong consumer demand: 300+ national retail placements

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Market Opportunity

American whiskey is one of the fastest-growing categories in beverage alcohol, projected to surpass $100B globally by 2030. Within it, American Single Malt is emerging as the next breakout segment.

Bear Fight Whiskey's Incredible Growth in the U.S. Market:

1. 112% year-over-year depletion growth

2. 300+ national retail placements

3. #5 American Single Malt Whiskey brand in the U.S.


BEAR FIGHT X NEXT CENTURY SPIRITS
Industry Leadership
National Distributor Partnerships
Full Logistics & Marketing
35+ National Sales & Marketing Team
DIAGEO
Beam SUNTORY
Seagram's
RNDC
BREAKTHRU
Beverage Development
Full Production & Logistics
Material Sourcing
Compliance
RTM
Marketing
Next Century Spirits Gross Revenue:
+145% Gross Revenue in F24 YoY
Efficiency Advantage:
World-class infrastructure for a low management fee.

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Reasons to Invest

Celebrity Partners

Gabriel Macht is an authentic, enthusiastic, hands-on partner who brings cultural credibility and mass awareness. He's a magnetic personality helping elevate Bear Fight Whiskey above the noise in the crowded whiskey category.

Proven Market Traction

Bear Fight is already the #5 American Single Malt in the U.S. with 112% depletion growth in the past year.

Award-Winning Liquid

3 patent filings for our process create real barriers to entry for competitors and help protect freedom to operate


BEAR FIGHT WHISKEY
AS SEEN IN:
Forbes
NBC
People
E! NEWS
SPIRITS BUSINESS
TODAY
40B+
TOTAL UVM
3.5M
ORGANIC VIEWS
Creative Partner & Investor Gabriel Macht

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Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Amount Based

Tier 1
5% Bonus Shares

Invest $2,000.00 or more and receive 5% bonus shares at checkout.

Invest $2,000.00

Tier 2
10% Bonus Shares

Invest $5,000.00 or more and receive 10% bonus shares at checkout.

Invest $5,000.00

Tier 3
15% Bonus Shares

Invest $10,000.00 or more and receive 15% bonus shares at checkout.

Invest $10,000.00

Time Based

Tier 1
20% Bonus Shares

Invest between February 6, 2026 and February 10, 2026 to receive 20% bonus shares at checkout.

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Additional Investor Perks

- **Silver Investor - $1,000**
  Private Social Media Community Group
- **Strategic Investor - $5,000**
  All of the Silver Tier plus priority access to future offerings and tangible Branded Gift.
- **Anchor Investor - $10,000**
  All of Strategic Tier plus annual call with Bear Fight's brand team and facility tour and tasting.
- **Cornerstone Investor - $20,000**
  All of Anchor Investor tier plus priority participation in follow-on financings of Bear Fight and Paired in person tasting with Gabriel Macht.

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

BUSINESS OVERVIEW

Priced accessibly at $34.99–$44.99, the brand is built for repeat purchase, strong margins, and efficient growth across both retail and direct channels. Product differentiation is supported by consistent quality, disciplined production, and a portfolio designed to scale without sacrificing authenticity.

With proven demand across hundreds of retail accounts, Bear Fight operates as a growth-oriented spirits business focused on durability, execution, and long-term brand relevance.


RECOGNITION IN EVERY POUR
96
95
TASTING NOTES
TASTING NOTES
#3 American Single Malt in the US
Fastest Growing Super Premium Bourbon in the US

TRACTION & MILESTONES

- +45% revenue growth (2024–2025) and +70% sales volume growth, outpacing the category
- 112% depletion growth with 300+ national placements at retailers like Total Wine and BevMo
- Marketing reach: 4M+ commercial views, 113 featured articles and 19.5M+ people reached in 8 weeks
- Viral exposure: 46.2B+ views from live product coverage and celebrity-driven content
- Backed by authentic partners like Gabriel Macht, fueling cultural credibility and consumer enthusiasm



BUSINESS MODEL

Bear Fight operates a dual-channel strategy: direct-to-consumer for margin efficiency, customer data, and loyalty, alongside national retail distribution for scale.

Growth is supported by established distributor relationships, efficient logistics, and brand demand that converts awareness into repeat sales and long-term brand equity.

Our Team



Anthony Moniello is a spirits industry veteran with nine years at Diageo building global icons like John... Read more

Anthony Moniello
CEO



Gabriel Macht is an accomplished actor, producer and investor best known for his role as Harvey Specter... Read more

Gabriel Macht
Creative Partner



Matthew Bronfman is a seasoned investor and businessman with deep roots in the global beverage industry.

Matthew Bronfman
Founding Investor



Seth MacFarlane is an award-winning creator, producer, and actor known for global hits like Family Guy,... Read more

Seth McFarlane
Founding Investor

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

Explore key figures that highlight our financial position and growth potential.

$335,975.00 Revenue	$496,632.00 Cash in Hand	$22,000.00/mo Burn Rate	12 months Runway
$756,409.00 Assets	$1,100,000.00 Debt	63 Employees	25,000 Customers

Disclaimer: Financial snapshot figures are based on the 2024 audited financials.

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.

Term
Overview of offering structure and key investment details.

Valuation
Company value guiding investment terms and security type.

Use of Proceeds
How the company plans to use raised funds.

SEC Filings
Access full regulatory filings for complete offering details.

SEC Filings

For more detailed information about the terms of our raise, please make sure to read our raise documentation within our SEC filing found here.

Investor FAQs

Investment Process

How do I create an account and start investing?

What information do I need to provide?

What payment methods are accepted?

When is my investment actually finalized?

Can I cancel my investment after I make it?

Understanding the Raise

Where can I find details about Bear Fight SPV, LLC's financials and valuation?

What types of securities am I buying (equity, SAFE, debt, etc.)?

What happens if we don't reach our minimum funding target?

Where can I learn more about this raise?

Where can I learn more about this raise?

Risks & Returns

What are the risks of investing in early-stage opportunities?

When and how could I see a return on my investment?

Is my investment liquid? Can I sell my shares?

After Investing

What happens to my money after the raise ends?

How do I track my investment over time?

Will I receive updates from Bear Fight SPV, LLC on my investment?

Are there tax implications resulting from my investment?

Compliance & Security

Is my personal and financial information secure?

What happens if I run into an issue with my investment?